United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date:July 29, 2022		Head of Investor Relations

Principle	Recommended Practice	Adopted?	Explanation
1. Shareholders			
1.1 Capital Structure	1.1.1 The capital stock of the company must comprise common shares only.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
1.2 Shareholders' Agreement	1.2.1 Shareholders' agreements must not condition the exercise of voting rights by any manager or member of supervisory and control bodies.	Not Applicable	Completion in accordance with the terms of the Empresas.Net System not applicable.
1.3 Shareholders' Meeting	1.3.1 The executive board must use the meeting to report on the conduct of business of the company; accordingly, management must publish a manual to facilitate and encourage participation in shareholders' meetings.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
	1.3.2 The minutes must allow a full understanding of the discussions held at the meeting, even if drawn up in the form of a summary of events, and include the identification of the votes cast by the shareholders.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
1.4 Defense measures	1.4.1 The board of directors must carry out a critical analysis of the advantages and disadvantages of the defense measure, its features, and, more importantly, its triggers and price parameters, if applicable, and explain them	No	The Board of Directors does not carry out a critical analysis of the advantages and disadvantages of the defense measure, as such measure and, more importantly, its triggers have been analyzed in the context of the corporate restructuring occurred in 2017, which led the Company to Novo Mercado. Article 46 of the Bylaws of the Company provides on the registration or application for registration of a public offering for the acquisition of all common shares issued by the Company by a shareholder or group of shareholders that acquires or becomes or has become the holder, for any reason, of shares issued by the Company at an amount equal to or greater than 25% of all common shares issued by Vale.
	1.4.2 Clauses that prevent the removal of the measure from the bylaws – the so-called "entrenched clauses – must not be used.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
	1.4.3 If the bylaws provide for a public offering for the acquisition of shares (IPO) whenever a shareholder or group of shareholders reaches, directly or indirectly, a relevant interest in the voting capital, the rule for establishing the offering price must not impose premium additions substantially above the	Yes	In accordance with Article 46 of the Bylaws of the Company, the minimum acquisition price of each common share issued by the Company in an IPO (the "Minimum Acquisition Price") must be equal to the greater of (i) the economic value calculated in an appraisal report, (ii) 120% of the weighted average unit price of the common shares issued by the Company during the last 60 trading days preceding the IPO, and (iii) 120% of the highest price paid by the acquiring shareholder in the 12 months preceding the achievement of a relevant shareholding. Therefore, there is no premium addition above the economic value, given that the 20% premium over the market value does not represent a substantial increase, as it is within the market parameters, according to analyses carried out by advisors in the context of the corporate restructuring that occurred in 2017.

Principle	Recommended Practice	Adopted?	Explanation
	economic or market value of the shares.		Notwithstanding the foregoing, if the Brazilian Securities Commission (CVM) regulations applicable to the IPO determines the adoption of a calculation standard for setting the acquisition price of each share of the company in the IPO that results in an acquisition price higher than the Minimum Acquisition Price, the acquisition price calculated in accordance with the Brazilian Securities Commission (CVM) regulations must prevail in the actual IPO.
1.5 Change of control	1.5.1 The bylaws of the company must establish that (i) transactions which qualify as direct or indirect sale of shareholding control must be accompanied by a public offering for the acquisition of shares (IPO) addressed to all shareholders at the same price and under the same conditions obtained by the selling shareholder, (ii) the managers must state their opinion on the terms and conditions of corporate restructurings, capital increases, and other transactions that give rise to such change in control and state whether or not they ensure fair and equitable treatment to the shareholders of the company.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
1.6 Opinion of Management on IPOs	1.6.1 The bylaws must provide that the board of directors must state its opinion with respect to any IPO involving shares or securities convertible into or exchangeable for shares issued by the company, which must contain, among other relevant information, the opinion of management on the potential acceptance of the IPO and on the economic value of the company.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
1.7 Profit allocation policy	1.7.1 The company must prepare and disclose a profit allocation policy defined by the board of directors. Among other aspects, such policy must establish the frequency of dividend payments and the	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.

Principle	Recommended Practice	Adopted?	Explanation
	reference parameter to be used in the definition of the respective amount (i.e. percentages of adjusted net income and free cash flow, among others).		
1.8 Mixed capital corporations	1.8.1 The bylaws must clearly and precisely identify the public interest that justified the creation of the mixed capital corporation in a specific chapter.	Not applicable	Completion in accordance with the terms of the Empresas.Net System not applicable.
	1.8.2 The board of directors must monitor the activities of the company and establish policies, mechanisms and internal controls to determine any costs of serving the public interest and potential indemnification of the company or of the other shareholders and investors by the controlling shareholder.	Not applicable	Completion in accordance with the terms of the Empresas.Net System not applicable.
2.1 Duties	2.1.1 The board of directors must, without prejudice to other legal, statutory, and other practices established in the Code, (i) define business strategies, taking into account the impacts of the activities of the company on society and on the environment, with a view to the continuity of the company and to the creation of long-term value, (ii) periodically assess the exposure of the company to risks and the effectiveness of the risk management systems, internal controls, and integrity/compliance system and approve a risk management policy compatible with the business strategies (see chapter 4), (iii) define the values and ethical principles of the company and ensure the transparency of the company in	Yes	Item (i): The Board of Directors resolves on the strategic guidelines and strategic plan of the company, taking into account the safety of people, social progress, and respect for the environment, acting as guardian of the enforcement of the approved strategy. In 2021, the Board of Directors met 5 times to address exclusively the strategic plan of the Company, and in 2022, 2 meetings have already been held to address this agenda, with a forecast of at least 2 more by the end of the year. Item (ii): The Board of Directors periodically monitors, through the Vale Integrated Global Risk Map, the main risks of the Company, acting on them systematically through the adoption of prevention or mitigation measures. Additionally, it assesses, with the support of its Advisory Committees, according to their areas of activity, the exposure of the Company to risks and the effectiveness of the risk management systems, internal controls, and integrity/compliance system, having approved, in March 2021, a revision of the Risk Management Policy of the Company, and, in July 2022, a revision of the Vale Integrated Risk Map. The Company also relies, for the purpose of supervising the Risk Management process, on the Fiscal Council, the Executive Board, with the Executive Committees of Business Risks, and a structure of 3 lines of defense, the 1st comprising the enforcers of the operational and business processes of the Company, the 2nd comprising a set of "Specialist" lines of defense which include, among others, the Safety and Operational Excellence Department and the Executive Management for Business Risk Management, and the 3rd line of defense comprising the Internal Audit, Compliance, and the Whistleblower Channel. Item (iii): The Board of Directors resolves on policies of functional conduct based on ethical principles embodied in the Code of Conduct of the Company, as well as acts as guardian of commitments relating to respect for human rights. In March 2021, the new Ethics & Compliance Program was launched, under the responsibility of the Audit and Compliance Department. For more information about such Department and Program, see item 5.1 of this Report.

Principle	Recommended Practice	Adopted?	Explanation
	its relationship with all stakeholders (see chapter 5), and (iv) annually review the corporate governance system, with a view to improving it.		Item (iv): The Board of Directors acts as guardian of the Corporate Governance model and practices and relies on the advice of the People, Compensation, and Governance Committee, which, among other duties, conducts the annual review of the Corporate Governance of Vale.
2.2 Composition of the Board of Directors	2.2.1 The bylaws must establish that: (i) the board of directors is composed mostly of external members, having at least one-third of independent members, and (ii) the board of directors must annually assess and disclose who the independent directors are, as well as indicate and justify any circumstances that may compromise their independence.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
	2.2.2 The board of directors must approve an appointment policy establishing (i) the process of appointment of the members of the board of directors, including the indication of the participation of other bodies of the company in such process, (ii) that the board of directors must be composed considering the availability of time of its members for the performance of their duties and the diversity of knowledge, experience, behaviors, cultural aspects, age group, and gender.	Yes	In September 2020, the Board of Directors, on the recommendation of the People, Compensation, and Governance Committee and of the Appointment Committee, approved the Management Appointment Policy of the Company, which establishes principles, criteria, and procedures to guide the choice of candidates for the positions of members of the Board of Directors, of the Advisory Committees, of the Executive Board, of Officers reporting directly to the Chief Executive Officer, and of the Chief Audit and Compliance Officer of the Company, in line with Corporate Governance best practices and with applicable law. Such policy describes the minimum qualifications to hold such positions, including (i) notable professional experience, (ii) strategic vision, (iii) availability of time for the proper performance of the duties, (iv) communication skills, and (v) ability to work as a team, highlighting the importance of balancing experiences, knowledge, and diversity in the profile of members. The Management Appointment Policy can be viewed on the website of the Company (www.vale.com) at http://www.vale.com/esg/pt/Paginas/PoliticasDocumentosCorporativos.aspx, respectively.
2.3 Chairman of the board	2.3.1 The chief executive officer must not accumulate the position of chairman of the board of directors.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
2.4 Assessment of the board and of the directors	2.4.1 The company must implement an annual process for assessment of the performance of the board of directors and its committees as collegiate bodies, of the chairman of the board of directors, of the directors individually considered, and of	Yes	The Board of Directors and its Advisory Committees carry out an annual assessment of their performance, with support from the People, Compensation, and Governance Committee, which supports them in structuring such process, aiming at the introduction of continuous improvements. In 2022, the performance assessment process of the Board of Directors and of the Advisory Committees covered, among other aspects, for each collegiate body, (a) its composition and structure, (b) its dynamics; (c) its supporting processes and structures, and (d) its contributions to the achievement of the goals of the Company, as well as highlighted opportunities for improvement and provided feedback to members.

Principle	Recommended Practice	Adopted?	Explanation
	the office of the governance secretary, if any.		Furthermore, the directors were individually assessed based on aspects such as their contributions, participation and engagement, skills, and personal profile. The process included the evaluation of the Committees and Board, as group, and, also the individual self-assessment of the directors, in addition to the assessment by their peers, considering elements, such as the contribution made, participation and engagement, skills and personal profile. It is important to emphasize that, in addition, the Board's assessment also included the participation of the Executive Directors (360 assessment). In this context, the Chairman of the Board of Directors and the Office of the General Corporate Governance Secretary were also assessed, taking into account, for the latter, its role in ensuring the adoption and continuous improvement of the processes associated with Corporate Governance and with the proper functioning of the Board and of the Committees, as well as in their integration and relationship with the Company. The consolidated results of the assessments are made known to the Board of Directors, while individual results are shared with the Chairman of the Board of Directors for further feedback to each director. Finally, it should be mentioned that, in 2021, the Company exceptionally chose not to carry out the assessment process due to the recent election of the new collegiate bodies.
2.5 Succession planning	2.5.1 The board of directors must approve and regularly update a succession plan for the chief executive officer, the preparation of which must be coordinated by the chairman of the board of directors.	Yes	The Company has a process for the approval of succession plans for the organizational positions of Executive Officers and Chief Executive Officer, in which the successors for the main leadership positions are discussed and validated, at which time actions to ensure quality, feasibility, and optionality are identified, according to the best practices on the matter. In addition to the identification of names, it also focuses on the development of profiles, reinforcing the soundness for the identification of succession alternatives. The results of this process are taken for assessment by the People, Compensation, and Governance Committee, which forwards them to the Board of Directors for approval. The current Chief Executive Officer Succession Plan was approved by the Board of Directors in September 2020, with the favorable opinion of the People, Compensation, and Governance Committee, and is periodically monitored by such Committee and by the Board.
2.6 Integration of new directors	2.6.1 The company must have a previously-structured integration program for new members of the board of directors so that such members are introduced to key people of the company and to its facilities, in which essential topics for the understanding of the business of the company are addressed.	Yes	The Office of the General Corporate Governance Secretary of the Company regularly promotes an integration and training program for the Board of Directors and its Advisory Committees, which involves, among other initiatives, (a) holding specific onboarding meetings, (b) training, with support from Executives and specialists from different areas of the Company, to promote an institutional vision of the strategic issues of the Company and speed up the integration of new directors on essential topics for understanding the culture, values, organizational structure, businesses, segments and main challenges of the Company, and (c) technical visits by its members to the operational areas of the Company, in Brazil and abroad, in order to keep them in touch with local leaders and updated on critical issues of the business in their day-to-day activities.
2.7 Compensation of directors	2.7.1 The compensation of the members of the board of directors must be proportionate to their duties, responsibilities, and demands of time. There must not be compensation	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.

Principle	Recommended Practice	Adopted?	Explanation
	based on participation in meetings, and the variable compensation of directors, if any, must not be linked to short-term results.		
2.8 Internal regulations of the board of directors	2.8.1 The board of directors must have internal regulations regulating its responsibilities, attributions, and operating rules, including (i) the duties of the chairman of the board of directors (see 2.3), (ii) the rules for replacing the chairman of the board in his absence or vacancy, (iii) the measures to be adopted in situations of conflict of interest, and (iv) the definition of a sufficient advance period for the receipt of materials for discussion at the meetings with adequate depth.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
2.9 Meetings of the board of directors	2.9.1 The board of directors must define an annual calendar with the dates of its regular meetings, which must not be less than six or more than twelve, in addition to calling special meetings whenever necessary. Such calendar must provide for an annual thematic agenda with relevant topics and discussion dates.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
	2.9.2 The meetings of the board must regularly provide exclusive sessions for external directors, without the presence of executives and other guests, for alignment of external directors and discussion of topics that may create embarrassment.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
	2.9.3 The minutes of meetings of the board must be written clearly and record the decisions made, the persons present, dissenting votes, and abstentions from voting.	Yes	The minutes of the Board of Directors meetings of the Company record the persons present, the matters submitted for resolution, the decisions made, and, if applicable, the dissenting votes and the abstentions, as also provided in the Internal Regulations of the Board of Directors of the Company.

Principle	Recommended Practice	Adopted?	Explanation
3.1 Duties	3.1.1 The executive board must, without prejudice to its legal and statutory duties and other practices set forth in this Code, (i) enforce the risk management policy and, whenever necessary, propose to the board any need to revise this policy, due to changes in the risks to which the company is exposed (see 2.1.1 (ii) and chapter 4) and (ii) implement and maintain effective mechanisms, processes, and programs for monitoring and reporting the financial and operational performance and the impacts of the activities of the company on society and on the environment (see chapter 5).	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
	3.1.2 The executive board must have its own internal regulations establishing its structure, operation, roles, and responsibilities.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
3.2 Appointment of officers	3.2.1 There must be no reservation of executive board positions or managerial positions for direct appointment by shareholders.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
3.3 Assessment of the chief executive officer and of the executive board	3.3.1 The chief executive officer must be annually assessed in a formal process conducted by the board of directors based on the verification of the achievement of the financial and non-financial performance goals established by the board of directors for the company.	Yes	The Chief Executive Officer, the members of the Executive Board, and the other Officers who report directly to the Chief Executive Officer and to the Board of Directors are assessed annually in a formal process conducted by the Board of Directors, according to their performance in achieving objective and qualitative goals derived from the strategic planning and from the approved annual budget. To this end, the Board of Directors, with support from the People, Compensation, and Governance Committee, annually approves the goals table applicable to executives, which is unfolded to the rest of the employees of the Company. The monitoring of goals and their determination at the end of the year are also conducted by the People, Compensation, and Governance Committee and resolved by the Board of Directors, which occurred more recently during the meetings held in December 2021 and January 2022. It should be noted that, during the last assessment, a feedback meeting was promoted by the CEO and the President of the People, Compensation, and Governance Committee and by the Chairman of the Board. In recent years, the Company has brought greater focus to the goals relating to its critical objectives, with the inclusion of collective indicators relating to cultural transformation, productivity, and management model (Vale Management System, or VPS). Specifically in 2022, the company chose to remain focused on stimulating mutual cooperation through collective goals, in addition to prioritizing critical objectives in Safety, Risk Management, and Sustainability in order to achieve the ambitions of becoming a reference in safety and a leader in sustainable mining. The Health, Safety, Geotechnics, Repair, Risk, and Audit and Compliance areas continue without goals

Principle	Recommended Practice	Adopted?	Explanation
			linked to financial and production results, thereby preserving the integrity of the performance of Risk, Dam, and Safety Management in line with the commitment to follow the best practices on such topics. Additionally, the Company, seeking to strengthen the strategic pillars of Safety & Operational Excellence and the New Pact with Society, increasing the visibility of the commitment of the Company to the ESG theme, started to adopt metrics even more focused on socially responsible themes (Environmental, Social, and Governance, or "ESG") for the short- and long-term variable compensation of its managers. In addition to assessment based on short-term goals, there is also a process of assessment of individual performance in light of the key behaviors defined for the leadership of the Company. The process relies on the Behavioral Performance Factor (FCD), which has a direct impact on the annual bonus and may leverage or reduce the amount to be paid based on the performance presented in the year. As an output, individual meritocracy and differentiation actions may be implemented for executives with the best performance (pay for performance), as well as feedback and development actions for executives with a performance lower than desired, if any.
	3.3.2 The results of the assessment of the other officers, including the propositions of the chief executive officer regarding the goals to be agreed and the retention, promotion, or dismissal of executives in their respective positions, must be presented, analyzed, discussed, and approved in a meeting of the board of directors.	Yes	The Board of Directors of the Company reviews and discusses, with support from the People, Compensation, and Governance Committee, the performance on variable compensation collective and individual goals, including upon final approval of the calculation of the goals table, and individual assessment in the light of key behaviors for the Chief Executive Officer, Executive Officers, and other officers reporting to the Chief Executive Officer. For more information, see the clarifications provided in item 3.3.1 of this Report.
3.4 Compensation of the executive board	3.4.1 The compensation of the executive board must be fixed in a compensation policy approved by the board of directors through a formal and transparent procedure that takes into account the costs and risks involved.	Yes	The Compensation Policy of the Executive Board of the Company establishes the general guidelines and rules for defining the compensation model and management of the Executive Board of the Company and has the following principles: • Aligning the priorities and efforts of executives with the vision of shareholders, constantly seeking balance in relationships with stakeholders; • Leveraging and rewarding the generation of value and sustainable results, with a long-term perspective, considering the vision of Vale of leading the transition to a low-carbon economy, fostering social progress and respect for the environment; • Reinforcing meritocracy, differentiation, and other ways of stimulating performance, balanced with good management and the mitigation of business risks; • Align the compensation practices of the Company with the best international governance practices; and • Providing competitive compensation to attract and retain highly qualified executives in the global talent market by preserving adequate levels of compensation in line with market practices. The Policy provides that the statutory members of the Executive Board are entitled to (i) a fixed compensation, including monthly fees and direct and indirect benefits, (ii) a short-term variable compensation (the "annual bonus"), and (iii) a long-term stock-based compensation term (Matching and Vale Stock Plan (PAV)), among

Principle	Recommended Practice	Adopted?	Explanation
			other compensation mechanisms and practices. Such compensation components are assessed annually, based on international peer group compensation surveys, and may be adjusted, when applicable, with a view to maintaining the competitiveness of the package offered to executives. Such Policy also establishes rules that allow, based on facts or events of exceptional severity, that the Board of Directors may decide to discontinue, reduce, or even obtain the return, wholly or in part, of the variable compensation contemplated for payment or of installments already paid to executives, including under short- and long-term programs. The market is always the reference, within a perspective of global competition; accordingly, the Company takes into account, for the purpose of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as by other large global companies in other segments. The aggregate compensation for the statutory Executive Board is fixed annually in accordance with such Policy and, after approval at the Annual Shareholders' Meeting, is individually distributed by the Board of Directors between the President and the Vice Presidents. The Board of Directors relies on support from the People, Compensation, and Governance Committee for the assessment of the compensation model and for the distribution proposal. Such Committee constantly monitors the main practices, trends, and conditions prevailing in the market, the competitive environment, and the relativity of compensation in this group and regards the establishment of goals linked to the sustainable performance of the Company and returns to its investors as one of the main pillars of the design of the compensation proposal. For more information on the compensation of Officers, see item 13 of the Reference Form of the Company.
	3.4.2 The compensation of the executive board must be linked to results, with medium- and long-term goals clearly and objectively linked to the generation of economic value for the company in the long term.	Yes	The goals established annually for the annual bonus table are derived from the strategic plan and annual budget approved for the Company and seek to encourage mutual cooperation between areas, comply with critical objectives in safety, risk management, and sustainability, focus on aspects of cultural transformation and productivity, and cooperate so that Vale invests in a management model that makes sense and that guides it towards its main aspirations, whether in the short, medium, or long term. The metrics established for stock-based programs are primarily focused on generating market value and sustainable returns to shareholders through the performance of common shares, the total shareholder return (TSR) indicator, the distribution of dividends or interest on equity, and the adoption of best practices in socially responsible topics (Environmental, Social, and Governance), strengthening the strategic pillars of Safety & Operational Excellence and the New Pact with Society and increasing the visibility of the commitment of the Company to ESG issues. For more information, see the clarifications provided in item 3.3.1 of this Report.
	3.4.3 The incentive structure must be aligned with the risk limits defined by the board of directors and prevent a same person from controlling the decision-making process and its respective supervision. No one should resolve on their own compensation.	Yes	The annual compensation proposal is formulated with support from the People, Compensation, and Governance Committee based on the Compensation Policy and on the market, taking into account the responsibilities of the managers, the time dedicated to their duties, their skills and professional reputation, the value of their services in the market, the short- and long-term strategy, their return to shareholders, and the sustainability of the business. Compensation goals are defined and approved annually by the Board of Directors based on the premise of generating relevant impact in the short and long term, balancing performance and potential risks and being intrinsically related to the annual strategy and budget. Furthermore, as stated above, the Executive Board of the Company is not responsible for approving its

Principle	Recommended Practice	Adopted?	Explanation
			compensation and does not establish goals and parameters for the purpose of determining its variable compensation.
2. Supervisory and Control Bodies			
4.1 Audit committee	4.1.1. The statutory audit committee must (i) have, among its duties, that of advising the board of directors in monitoring and controlling the quality of financial statements, internal controls, risk management, and compliance, (ii) be formed mostly by independent members and coordinated by an independent director, (iii) have at least one of its independent members with proven experience in the corporate accounting, internal controls, financial, and auditing areas, cumulatively, and (iv) have its own budget for engaging consultants in accounting, legal, or other matters when the opinion of an external expert is required.	Yes	The statutory Audit Committee is an advisory body to the Board of Directors and, in accordance with its Internal Regulations, must be composed of a minimum of three (3) and a maximum of five (5) members, all independent; its coordinator must be a member of the Board of Directors, and at least one of its members must have recognized experience in corporate accounting matters, in accordance with the applicable regulations. The Internal Regulations also establish that the Audit Committee has the following duties, among others: (i) to supervise the preparation of the financial statements of the Company and other reports required by law in order to ensure that such statements and reports comply with the applicable legal requirements, (ii) to review prior to disclosure and monitor the quality and integrity of the quarterly and annual financial statements of the Company, as well as of related documents, including the disclosures contained in the Management Report, (iii) to supervise the activities of the internal controls and controllership area responsible for preparing the financial statements of the Company, as well as assessing the internal controls environment in its different levels, authorities, and responsibilities with regard to the preparation of the financial statements, and (iv) assessing and monitoring the risk exposures of the Company. The Audit Committee has operational autonomy and a budget allocation and may determine the engagement of services of lawyers, consultants, and analysts, as well as of any other resources that may be necessary for the performance of its duties, in compliance with the internal policies and rules of the Company and with the budget of the Committee approved by the Board of Directors. For more information on the Audit Committee, see item 12 of the Reference Form. The Internal Regulations of the Audit Committee can be viewed on the website of the Company (www.vale.com) at http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx.
4.2 Fiscal council	4.2.1 The fiscal council must have its own internal regulations describing its structure, operation, work program, roles, and responsibilities, without creating obstacles to the individual performance of its members.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
	4.2.2 The minutes of the meetings of the fiscal council must follow the same disclosure rules as the minutes of the board of directors.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
4.3 Independent auditors	4.3.1 The company must establish a policy for engaging non-audit services from its independent auditors, which is approved by the board of directors and prohibits the engagement of non-audit	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.

Principle	Recommended Practice	Adopted?	Explanation
	services that may compromise the independence of the auditors. The company must not engage as an independent auditor anyone who has provided internal audit services for the company less than three years before.		
	4.3.2 The independent audit team must report to the board of directors through the audit committee, if any. The audit committee must monitor the effectiveness of the work of the independent auditors, as well as their independence. It must also assess and discuss the annual work plan of the independent auditors and forward it to the board of directors for consideration.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
4.4 Internal audit	4.4.1 The company must have an internal audit area that reports directly to the board of directors.	Yes	The Audit and Compliance Department reports directly to the Board of Directors, and Board of Directors of the Company is responsible, among other things, for appointing and removing the person in charge of the Audit and Compliance Department and for resolving on the internal audit policies and annual internal audit plan of Vale proposed by such person in charge, as well as take cognizance of its reports and determine the adoption of necessary measures, with help from the Audit Committee. The Internal Audit Regulations approved by the Board of Directors of the Company establish the principles and guidelines for action, as well as direct employees to support the activities performed by the area. In addition to reporting periodically to the Audit Committee, Internal Audit also maintains a periodic agenda with the Fiscal Council. The Internal Audit structure is assessed annually and, as the case may be, revised by using a methodology based on the risk and relevance of transactions in order to ensure the adequacy of the team to the size and complexity of Vale. Its activity is global, and it has teams in several locations.
	4.4.2 If such activity is outsourced, the internal audit services must not be performed by the same firm that audits the financial statements. The company must not engage as internal auditor anyone who has provided independent auditing services to the company less than three years before.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.

Principle	Recommended Practice	Adopted?	Explanation
4.5 Risk management, internal controls, and integrity/compliance	4.5.1 The company must adopt a risk management policy approved by the board of directors which includes the definition of the risks for which protection is sought, the tools used for such purpose, the organizational structure for risk management, and the assessment of the adequacy of the operational structure and internal controls in verifying their effectiveness, in addition to defining guidelines for establishing acceptable limits for the exposure of the company to such risks.	Yes	The Risk Management Policy was revised by the Board of Directors in March 2021. Such Policy is public, is available at www.vale.com, and provides for the governance structure of Vale, based on the lines of defense model, detailing its roles and responsibilities and the tools used in risk management, such as the Risk Map and Matrix. The Risk Management Policy establishes the guidelines and directions for the global integrated management of risks and is based on the following principles and guidelines: (i) to support the strategic planning, budget, and sustainability of the businesses of the Vale System, (ii) to strengthen the capital structure and asset management of the Vale System, introducing management concepts and criteria based on the risks of the operation and maintenance of assets and logistics modes, (iii) to strengthen the governance practices of Vale, based on the concept of lines of defense, (iv) to adopt the concepts of ISO 31000, ISO 55000, and COSO-ERM as a reference in risk management. For Operational Safety, to adopt the RBPS (Risk Based Process Safety) as an operational safety management system, (v) to measure and monitor the potential risks of the Vale System on a consolidated basis, taking into account the effects of diversification, when applicable, of its set of businesses, (vi) to establish a specialized structure for dedicated and independent action, as a specialist 2nd line of defense, in the assessment of potential operational risks, including geotechnical risks, and (vii) to assess the impact on the map and on the risk tolerance of the Vale System when deciding on new investments, acquisitions, and divestitures. Based on such Policy and adopting the 3 lines of defense model, the Company seeks protection against the main risks that may adversely and materially impact the objectives set by the senior management of the Company, its reputation, and its financial and operating results. The enforcers of the operational and business processes of the Company constitute the 1st line of defense, being responsible for identifying, recording, and managing risks and implementing management controls and their respective action plans. The Company has a Financial Planning and Business Risk Management Department, which is responsible for the 2nd line of defense, Enterprise Risk Management (ERM), to develop and implement the policies, methodologies, processes, infrastructure, and integrated communication system so that business risk management is performed in a standardized way across Vale, allowing verification of the effectiveness of the policy adopted. The Company also has other structures that act as a specialist 2nd line of defense, particularly the Safety and Operational Excellence Department, which is the 2nd line of defense for Operational and Geotechnical Risks and, among other duties, defines the methodology and technical criteria for selection of critical control elements and performs independent verifications of critical controls relating to relevant potential risks. The 3rd line of defense consists of Internal Audit and of the Whistleblower Channel, which carry out assessments and inspections through the performance of control tests and investigation of complaints, providing unbiased assurance on the effectiveness of risk management and prevention, internal controls, and verification of compliance with the guidelines and rules of the normative documents of the Company. Additionally, the Internal Controls and Process Governance Management assesses, during the SOX Certification stages, the effectiveness of the internal controls of the Company through processes designed to provide reasonable assurance regarding the reliability of the financial statements, in accordance with the criteria established in the Internal Control – Integrated framework – 2013 issued by the Committee of Sponsoring

Principle	Recommended Practice	Adopted?	Explanation
			Organizations of the Treadway Commission ("COSO"). Such process is tested by Internal Audit. The main risks, as well as the effectiveness of their key prevention/mitigation controls and the enforcement of their treatment strategies, are periodically monitored. Thus, the Company seeks to have a clear view of its main risks, acting on them systematically through the adoption of prevention or mitigation measures. In July 28th, 2022, the Vale Integrated Risk Map was approved by the Board of Directors. At least once a year, or when requested, the topics included in the Integrated Risk Map must be assessed and validated by the Board of Directors of the Company, on the recommendation of the Executive Board, and may be upheld, revised, excluded, or added.
	4.5.2 The board of directors must ensure that the executive board has mechanisms and internal controls to know, assess, and control risks in order to keep them at levels compatible with the established limits, including an integrity/compliance program for compliance with laws, regulations, and external and internal rules.	Yes	The Board of Directors, when resolving on the corporate and financial risk policies of the Company proposed by the Executive Board, establishes the rules and limits that are to be verified by the internal controls. The Company has an operational structure to verify and monitor internal policies and controls, and the Board of Directors is the body responsible for approving the risk policies of the Company. The Board of Directors has Advisory Committees that, among other duties, are responsible for supervising the scope of action and the effectiveness of business risk management by the Executive Board, in line with the guidelines established by the Board of Directors of the Company. Additionally, the Company has Business Risk Executive Committees (to support the Executive Board), the Executive Board of the Company, and the Fiscal Council. In recent years, the Board of Directors, in order to strengthen the governance of the Company, with support from its Advisory Committees and from the Executive Board, has adopted several measures to further strengthen risk-related governance; the most recently implemented among such measures were the following: • In August 2020, the Risk Management Policy was revised to establish the Executive Committee for Sustainability, Institutional Relations, and Reputation Risks. The Integrated Risk Map was revised to include two new categories: Sustainability and Reputation and People; • In 2020, a new global risk platform was launched to promote synergies between the lines of defense, ensuring greater knowledge sharing and streamlining of processes; • The Audit and Compliance Department was established, led by the Chief Audit and Compliance Officer, who reports directly to the Board of Directors and is supervised by the Audit Committee, ensuring autonomy and independence from other executive structures of the company. Such Department is responsible for the Ethics & Compliance Program of Vale, launched in March 2021; • In March 2021, a new revision of the Risk Management Policy was carried out to include concepts of business risks, corporate, and operational process risks and to reinforce the roles and responsibilities of the three lines of defense. The Risk Management Policy can be accessed on our website. The Integrated Risk Map has been revised again to include two new themes: Pandemics, Epidemics and Endemics and Geopolitics; and • In 2021, the Company expanded the use of its global risk management platform to promote synergies between its lines of defense, ensuring greater knowledge sharing and streamlining of processes. The Policy in force can be consulted on the website of the Company (www.vale.com), in the Investor Relations section: http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx.
	4.5.3 The executive board must	Yes	The process and structures of risk management and internal controls in force seek the effectiveness of policies

Principle	Recommended Practice	Adopted?	Explanation
	assess, at least annually, the effectiveness of the risk management and internal controls policies and systems, as well as of the integrity/compliance program, and report to the board of directors on such assessment.		and systems for risk management and internal controls, as well as of the Ethics & Compliance Program, ensuring that they are frequently assessed. The Executive Board is responsible for providing, through human, financial, and other resources, by means of resolutions within its authority, the necessary support for the 1st and 2nd lines of defense to act in the reduction or elimination of the risks classified in the Risk Matrix at the "Mandatory Risk Level Reduction" level and to ensure that "Continuous Monitoring" level risks have effective controls and action plans. The Executive Board relies, for its advice in regard to risks and to the integrity program, on: • Business Risk Executive Committees, divided into five (5) committees with different scopes of action: (i) Operational Risks, (ii) Geotechnical Risks, (iii) Strategic, Financial, and Cyber Risks, (iv) Compliance Risks, and (v) Sustainability, Institutional Relations, and Reputation Risks; • The Conduct and Integrity Committee (formerly the Ethics Committee) to promote the Ethics & Compliance Program and compliance with the ethical principles of the Code of Conduct of Vale, supporting management in the preparation and review of guidelines and in the guidance of consequences applied to violations of ethical conduct in order to ensure fair and equitable treatment; • The Business Risk Management Executive Management, recently merged into Financial Planning and Business Risk Management Department, to develop and implement the policies, methodologies, processes, infrastructure, and integrated communication system so that business risk management is performed in a standardized way across Vale, allowing verification of the effectiveness of the policy adopted; and • The Internal Controls and Process Governance Management, which carries out, during the SOX (Sarbanes-Oxley) Certification stages, the assessment of the controls environment at the entity level in order to ensure the business risk management governance of the Company. The focus of such assessment is to provide assurance regarding the reliability of the financial statements.
3. Ethics and Conflict of Interest			
5.1 Code of conduct and whistleblower channel	5.1.1 The company must have an independent and autonomous conduct committee directly reporting to the board of directors and in charge of implementing, disseminating, training, reviewing, and updating the code of conduct and the whistleblower channel, as well as conducting investigations and proposing of corrective measures relating to violations of the code of conduct.	Yes	The Conduct and Integrity Committee of Vale is a collegiate body established by the Board of Directors to promote the Ethics & Compliance Program and compliance with the ethical principles of the Code of Conduct of the Company, supporting management in the preparation and review of guidelines and in the guidance on consequences applied to violations of ethical conduct in order to ensure fair and equitable treatment. The Conduct and Integrity Committee works together with the Audit and Compliance Department, which reports to the Board of Directors, and monitors the performance of the Ethics & Compliance Program, the Whistleblower Channel, and the application of the Consequence Management Policy. Such Committee is responsible for monitoring the performance of the Whistleblower Channel and the application of the Consequence Management Policy. The Whistleblower Channel must report to the Committee, on a monthly basis, the status of all confirmed cases of Critical or Very Critical Misconduct, including confirmation that the Consequence Management Policy has been applied. The Conduct and Integrity Committee is composed of five members, including the Chief Audit and Compliance Officer, the Chief People Officer, the General Counsel, the Executive Manager of Corporate Integrity, and an external member with no conflicts of interest with Vale or its subsidiaries or affiliates and with knowledge compatible with the objectives of such Committee.

Principle	Recommended Practice	Adopted?	Explanation
			The Ethics & Compliance Program of the Company has six important pillars: (1) Governance, (2) Guidelines, (3) Communication & Training, (4) Monitoring & Risks, (5) Whistleblower Channel, and (6) Consequence Management. The guidelines pillar includes the Code of Conduct, which is the primary document of the Ethics & Compliance Program. The current Annual Ethics & Compliance Program Report can be viewed on the website of the Company (**Erro! A referência de hiperlink não é válida.** at http://www.vale.com/brasil/PT/aboutvale/news/Documents/2022/Relat%C3%B3rio_do_Programa_de_%C3%89tica_Compliance_2021.pdf
	5.1.2 The code of conduct prepared by the executive board with support from the conduct committee and approved by the board of directors, must (i) regulate the internal and external relations of the company, expressing the expected commitment of the company and of its directors, officers, shareholders, employees, suppliers, and stakeholders with the adoption of adequate standards of conduct, (ii) manage conflicts of interest and provide for the abstention of the member of the board of directors, of the audit committee and/or of the conduct committee, if any, who, as the case may be, is in conflict, (iii) clearly define the scope and extent of actions aimed at investigating the occurrence of situations understood to involve the use of proprietary information (e.g. the use of proprietary information for commercial purposes or to obtain advantages in the trading of securities), (iv) establish that ethical principles underlie the negotiation of contracts, agreements, and proposed amendments to the bylaws, as well as the policies that guide the company as a whole, and establish a maximum amount	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.

Principle	Recommended Practice	Adopted?	Explanation
	for third-party goods or services that managers and employees may accept freely or on favorable conditions.		
	5.1.3 The whistleblower channel must be independent, autonomous and impartial, operating under operational guidelines defined by the executive board and approved by the board of directors. It must be operated independently and impartially and ensure the anonymity of its users, in addition to promoting, in a timely manner, the necessary investigations and measures. This service may be performed by a third party of recognized capacity.	Yes	The Whistleblower Channel is an area reporting to the Audit and Compliance Department which has specific methodologies and protocols. Any person, within or outside the Company, who wants to report a case of suspected or ethical misconduct may use the Whistleblower Channel, which can be viewed on the website of the Company (www.vale.com) at http://www.vale.com/brasil/pt/aboutvale/ethics-and-conduct-office/paginas/default.aspx. Complaints are received via an independent outsourced firm; however, the coordination of the investigation of complaints is carried out by the Whistleblower Channel team. The Channel ensures all the conditions for a report to be investigated independently. There is no breach of confidentiality, intimidation, or retaliation against the whistleblower under any circumstances. Violations of the Code of Conduct or of other Vale policies, rules, procedures, and guidelines subject violators to consequences, which include a verbal or formal warning, suspension, or dismissal. Disciplinary measures are imposed taking into account the Consequence Management Policy of the Company, the severity of the misconduct, the guidelines of the Conduct and Integrity Committee and of the Human Resources area of Vale, and applicable law.
5.2 Conflict of interest	5.2.1 The governance rules of the company must ensure the separation and clear definition of the duties, roles, and responsibilities associated with the mandates of all governance agents. The limits of authority of each instance must also be defined in order to minimize potential sources of conflicts of interest.	Yes	In accordance with the Bylaws of the Company, the Board of Directors is responsible for establishing the limits of authority of the Executive Board. In turn, the Executive Board is responsible, among other powers, for (i) informing the Board of Directors of the limits of individual authority of the Executive Officers, subject the limits of authority of the collegiate Executive Board established by the Board of Directors, and (ii) establishing, based on the limits of authority established by the Board of Directors for the Executive Board, the limits of authority along the hierarchical line of the managerial organization of Vale. The Bylaws of the Company also establish that the Board of Directors is responsible for deciding on policies to avoid conflicts of interest between the Company and its shareholders or managers, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. It should be noted that the Company has a Policy on Related-Party Transactions and Conflicts of Interest, which establishes guidelines and principles to ensure that such transactions are conducted within market parameters, valuing the best corporate governance practices, with due transparency, and giving priority to the best interest of Vale. Additionally, the Company has an Audit Committee responsible, among other powers, for (a) assessing and monitoring, together with management and with the internal audit area, the reasonableness and adequacy of related-party transactions carried out by the Company, and (b) monitoring, together with the Management of the Company and with the independent auditors, cases of conflict relating to the financial statements or to the application of generally accepted accounting principles. The absence of conflicts of interest is one of the ethical principles of the Code of Conduct of the Company. The

Principle	Recommended Practice	Adopted?	Explanation
			Ethics & Compliance Program also has specific guidelines on the matter. As establish in the Global Conflict of Interest Guidelines, the Company repudiates and rejects any action, influence, or decision motivated by interests contrary to the rules which are not exclusive and legitimate of the Company. All employees and managers of the Company are required to declare any conflicts that must be addressed and, if applicable, eliminated.
	5.2.2 The governance rules of the company must be made public and determine that a person who is not independent in relation to the matter under discussion or to a resolution of the management or supervisory bodies of the company must timely state his conflict of interest or particular interest. If he fails to do so, such rules must provide that another person may state the conflict, if he is aware of it, and that, as soon as the conflict of interest in relation to a specific topic is identified, the person involved must withdraw, including physically, from the discussions and resolutions. The rules must provide that such temporary withdrawal is to be recorded in the minutes.	Yes	As mentioned above, the Company has a Policy on Related-Party Transactions and Conflicts of Interest which establishes that related-party transactions must be carried out on an arm's-length basis and subject to market conditions, it being understood that they members with potentially conflicting interests must be excluded from participating in the decision-making process. Such Policy provides that both the shareholders of the Company and their representatives at the Shareholders' Meetings, as well as the managers at the meetings of governance bodies, must immediately state their potential conflicting interest. If they fail to do so, someone else may state the conflict. As soon as the conflict of interest in relation to a specific topic is identified, the conflicted person must withdraw, including physically, from the discussions, without neglecting his legal duties, and the statement of conflict of interest, abstention, and temporary withdrawal must be recorded in the minutes; such precepts are complied with by the Company as a matter of routine. The current Policy can be viewed on the websites of the Brazilian Securities Commission (CVM) (www.cvm.gov.br) and of the Company (www.vale.com) in the Investor Relations section at http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx.
	5.2.3 The company must have mechanisms for managing conflicts of interest in votes submitted to the shareholders' meeting, to receive and process allegations of conflicts of interest, and for the annulment of conflicting votes cast, even after the meeting.	Yes	As mentioned in item 5.2.2 above, the Policy on Related-Party Transactions and Conflict of Interest of the Company establishes a procedure in the event of a conflict of interest with shareholders. The Company also clarifies that the legal provisions applicable to situations of conflicts of interest are duly complied with in such meetings, particularly the provisions of article 115 of the Corporation Law.
5.3 Related-party transactions	5.3.1 The bylaws must define which related-party transactions must be approved by the board of directors, excluding any members with potentially conflicting interests.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
	5.3.2 The board of directors must approve and implement a policy on related-party transactions which includes,	Yes	As mentioned above, the Company has a Policy on Related-Party Transactions and Conflicts of Interest approved by its Board of Directors in January 2021, which aims to establish rules and procedures to be complied with by Management in transactions involving Related Parties of Vale and of its subsidiaries in order to ensure that they are carried out on an arm's-length basis and subject to market conditions, in line with the laws in force and with

Principle	Recommended Practice	Adopted?	Explanation
	among other rules, (i) a provision that, prior to the approval of specific transactions or guidelines for contracting transactions, the board of directors request the executive board for market alternatives to the related-party transaction in question, adjusted for the risk factors involved, (ii) a prohibition of any form of compensation for advisors, consultants, or brokers that generate a conflict of interest with the company, managers, shareholders, or classes of shareholders, (iii) a prohibition of loans in favor of the controlling shareholders and managers, (iv) events of related-party transactions that must be supported by independent appraisal reports prepared without the participation of any party involved in the transaction in question, including any bank, counsel, specialized consulting firm, and others, based on realistic assumptions and information endorsed by third parties, and (v) that corporate restructurings involving related parties must ensure equitable treatment for all shareholders.		the Corporate Governance best practices, and ensuring transparency and full respect for the interests of Vale. Furthermore, such policy establishes provisions, among other issues, on the rules highlighted in this item 5.3.2. In addition, it has an Audit Committee that, together with Management, monitors whether or not transactions are in line with the rules and procedures established in the Policy. The Policy in force can be viewed at the link provided in item 5.2.2 above.
5.4 Securities trading policy	5.4.1 The company must adopt, by resolution of the board of directors, a policy on the trading of securities issued by it which, without prejudice to compliance with the rules established by the Brazilian Securities Commission (CVM) regulations, establishes controls that enable the monitoring of any trading carried out, as well as the investigation and punishment of	YES	In November 2021, the Board of Directors approved the revision of the Information Disclosure and Securities Trading Policy of the Company. Such Policy establishes that the controlling shareholders, if any and the members of the Board of Directors, of their Advisory Committees, of the Executive Board, and of the Fiscal Council of the Company must report in writing to the Chief Investor Relations Officer and, through the latter, to the Brazilian Securities Commission (CVM) and to any stock exchanges where the shares of the Company are listed a declaration of shareholding, which must be made on the first business day after their taking office and within five days after the completion of each transaction. In accordance with item 8.2 of such Policy, the Investor Relations area:

Principle	Recommended Practice	Adopted?	Explanation
	wrongdoers in the event of non-compliance with the policy.		(i) Timely sends a lock-up notice to the managers, members of the Fiscal Council, and other employees of Vale, informing the beginning and end dates of the lock-up period; and (ii) Monthly monitors the trading of Vale shares at B3 (VALE3) through the system and/or reports provided by the bookkeeping bank. Any violation of the provisions of such Policy is subject to the terms of the Consequence Management Policy of the Company, as well as to the penalties set forth in law or in the Brazilian Securities Commission (CVM) rules. Such Policy can be viewed on the websites of the Brazilian Securities Commission (CVM) (www.cvm.gov.br) and of the Company (www.vale.com) in the Investors section (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx).
5.5 Contributions and donations policies	5.5.1 In order to ensure greater transparency regarding the use of resources of the company, a policy on its voluntary contributions must be prepared, including those relating to political activities, to be approved by the board of directors and enforced by the executive board, containing clear and objective principles and rules.	Yes	The Company has a Social and Environmental Investment Policy approved by the Board of Directors in November 2018, which contains guidelines for the planning and performance of social and environmental investments, contributions, sponsorships, and donations, regulating concepts, principles, and prohibitions on the topic. Additionally, in order to contribute to a good control environment, the Company has a Global Anticorruption Policy approved by the Board of Directors in December 2020, which is applicable to all employees and managers of the Company and of its subsidiaries, as well as to all suppliers acting in the name or on behalf of the Company and of its subsidiaries. The Company also has a Global Anticorruption Manual, which details the rules of such Policy and is, together with the latter, widely disseminated internally. Such Policy establishes the prohibition of certain conducts, such as, for example, direct or indirect donations, contributions, or the like to candidates for public office and/or political parties, and the manual provides the procedures for the prevention and reporting of acts of corruption, as well as contains guidelines to be observed regarding social and environmental investments. Such guidelines include the obligation that all social and environmental investments are previously submitted for review and approval by the Corporate Integrity area, which is the guardian of the Ethics & Compliance Program. Finally, in accordance with the terms of the Bylaws, the Company and its subsidiaries in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized into parties, and to their representatives or candidates. Such prohibition is also formalized in its Global Anticorruption Policy. Vale reiterates that no political contribution was made on behalf of the Company during the period covered by this report. The Social and Environmental Investment Policy can be viewed on the website of the Company (www.vale.com), at http://www.vale.com/brasil/PT/suppliers/code_conduct/Documents/POL-0024-G_Pol_Investimentos_Socioambientais_PT.PDF.
	5.5.2 The policy must provide that the board of directors is the body responsible for approving all disbursements relating to political activities.	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.
	5.5.3 The policy on voluntary contributions from companies controlled by the State or that	Yes	Completion in accordance with the terms of the Empresas.Net System not applicable.

Principle	Recommended Practice	Adopted?	Explanation
	have repeated and relevant business relations with the State must prohibit contributions or donations to political parties or persons linked to political parties, even if permitted by law.		

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pas/320271.doc
07/11/22